Sub-Item 77 J
       Prudential International Bond Fund, Inc.
                    File # 811-5123

Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certified
Public Accountants' Statement of Position 93-2:
Determination, Disclosure, and Financial Statement
Presentation of Income, Capital Gain, and Return of
Capital Distributions by Investment Companies. The effect of applying this statement was to increase undistributed net investment income and increase accumulated net realized loss of investments by $2,945,418 for foreign currency gains realized and recognized during the six months ended June 30, 1997.
Net investment income, net realized gains and net assets were not affected by this change.